                                               Filed by Chordiant Software, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 And deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                           Subject Company: Prime Response, Inc.
                                                   Commission File No. 000-28873


January 11, 2001

                     AMENDMENT TO THE TELECONFERENCE SCRIPT
                          OF CHORDIANT SOFTWARE, INC.
                            AND PRIME RESPONSE, INC.
                            AS FILED JANUARY 8, 2001

This filing amends a typographical error relating to the number referred to as the combined cash balances of Chordiant Software, Inc. and Prime Response, Inc. as of September 30, 2000, as set forth in the third sentence of the third paragraph located on page 2 of the Teleconference Script filed with the Securities and Exchange Commission pursuant to Rule 425 by Chordiant Software, Inc. on January 8, 2001. For the nine months ended September 30, 2000, the combined cash balances of Chordiant Software, Inc. and Prime Response, Inc. totaled $98.5 million.

The remainder of the content in the previously mentioned filing remains the same.

                                       1